UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at October 29, 2007

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 29, 2007

Print the name and title of the signing officer under his signature.

    Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

NORTHERN DYNASTY SECURES LISTING
ON THE TORONTO STOCK EXCHANGE

October 29, 2007, Vancouver, BC - Northern Dynasty Minerals Ltd . ("Northern Dynasty" or the "Company") (TSXV:NDM; AMEX:NAK) has received formal approval to list its common shares on the Toronto Stock Exchange ("TSX"). Effective tomorrow, October 30, 2007, common shares of Northern Dynasty will be listed for trading on the "TSX" under the symbol "NDM". Northern Dynasty's shares also trade on the American Stock Exchange under the symbol "NAK".

President and CEO Ron Thiessen said: "The Management and Board of Directors of Northern Dynasty are pleased to have secured a listing on the Toronto Stock Exchange; this will increase the Company's exposure and is another step in our corporate development strategy."

The Pebble Limited Partnership ("the Partnership") is advancing one of America's most important copper-gold-molybdenum projects in southwestern Alaska, USA. The 50:50 Partnership is between a wholly owned subsidiary of Anglo American plcand a wholly owned affiliate of orthern Dynasty and is managed by its 50:50 owned General Partner Pebble Mines Corp. For Anglo to retain its 50% partnership interest it will need to invest the next US$1.425 billion in project development costs. Northern Dynasty is carried during Anglo's investment period.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ron Thiessen
President and CEO

Neither the TSX nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party including any parties which have an interest in the project are in any way responsible for the contents hereof.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission or the Company's home jurisdiction filings at www.sedar.com.